SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 7, 2003

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

126 25 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Fourth quarter report 2002 February 3, 2003

For the German market: Notification pursuant to Section 15 WpHG

Ericsson reports positive cash flow and continued progress in cost reductions

•	Cash flow before financing SEK 1.6 b.
•	Adjusted income before taxes SEK -2.2 b.
•	Order intake SEK 33.0 b.*
•	GSM/WCDMA sales up 4% sequentially

	Fourth quarter			Twelve months
SEK b.	2002	2001	Change	2002	20012)	Change
Orders, net	30.7	39.9	-23%	128.4	201.8	-36%
— Systems	28.5	34.2	-17%	115.3	183.3	-37%
— Other operations	4.7	7.4	-37%	22.7	27.4	-17%

Sales	36.7	58.5	-37%	145.8	210.8	-31%
— Systems	33.2	50.1	-34%	132.0	188.7	-30%
— Other operations	6.0	10.2	-41%	23.5	31.8	-26%

Adjusted Operating Income 1)	-2.3	-4.2		-12.5	-18.2
— Systems	-0.3	0.4		-4.9	3.2
— Phones	-0.3	-0.7		-1.3	-14.6
— Other operations	-1.3	-3.2		-4.7	-5.1
— Unallocated	-0.4	-0.7		-1.6	-1.7

Adjusted Operating Margin 1)	-6%	-7%		-9%	-9%
— Systems	-1%	1%		-4%	2%
— Other operations	-21%	-32%		-20%	-16%

Adjusted Income Before Taxes 1)	-2.2	-5.1		-14.5	-21.1
Net Income	-8.3	-3.5		-19.0	-21.3
Earnings per share, diluted (SEK)	-0.58	-0.31		-1.51	-1.94
Cash flow before financing activities	1.6	19.9		-7.1	6.7
Number of employees				64,621	85,198

1) Adjusted for:
— Capital gain, Juniper	—	—		—	5.5
— Non-operational capital gains	-0.3	0.2		—	0.3
— Restructuring costs, net	-6.3	—		-12.0	-15.0
— Capitalization of development expenses, net	0.6	—		3.2	—
2) 2001 figures are restated for:

—Changed accounting principles in Sweden 2002 regarding consolidation of companies with a controlling interest.

—Results from parts of Phones transferred to the joint venture Sony Ericsson Mobile Communications, reported under Share in earnings of JV and Associated Companies for the full year 2001.

* Gross order intake excluding cancellations

CEO COMMENTS

“Sales of GSM/WCDMA are up sequentially for the third quarter in a row and the order intake in Europe, Middle East and Africa (EMEA) improved significantly after a weak third quarter,” says Kurt Hellström, President and CEO of Ericsson.

We improved Systems operating margins once again this quarter. Our position in GSM/WCDMA remains solid and we are encouraged by our progress in CDMA2000 with key wins in Asia and Latin America. Sony Ericsson’s performance also improved in the quarter and the joint venture expects to start reporting profit during 2003.

The strategy to expand our Systems business through increased sales of professional services is proving successful. By capitalizing on our systems know-how we have taken an early lead in this growing market segment. The recurring nature of this business will make our revenue base more stable.

The sequential increase in sales and orders is more a factor of seasonality than an indication of a market recovery. However, with orders and sales at expected levels, good progress in our restructuring and positive cash flow, our fourth quarter results indicate that our business is beginning to stabilize.

Our overriding objective is to return to profit at some point in 2003 and improve cash flow. Our cost cutting is proceeding as planned with a significant reduction of operating expenses already evident. We will intensify our efforts to lower cost of sales to meet our gross margin target.

MARKET VIEW

There are now more than 1.1 billion mobile subscribers worldwide with approximately 51 million new subscribers added during the fourth quarter. For the full year we estimate about 190 million net subscriber additions, within our forecast of 175–215 million. We believe that the number of mobile subscribers remains on track to exceed 1.5 billion within three years with 165–180 million net additions anticipated in 2003.

In line with the industry consensus and our previous estimate, we believe that the mobile systems market declined about 20% to an estimated USD 42 b. during 2002. For 2003, we believe that the mobile systems market may decline by as much as 10%.

The telecommunications market correction is ongoing. We expect the historical correlation between operator capital expenditure (CAPEX) growth and revenue growth to eventually resume. However, the current level of lower CAPEX spending as a percentage of operator revenues will most likely remain.

An estimated 115 million mobile phones were sold through during the fourth quarter bringing the total for the year to approximately 395 million units. This compares with our full-year estimate of about 390 million units and approximately 390 million in 2001. We believe that the total units sold through during 2003 will be more than 430 million units.

The overall wireline systems market, which includes traditional circuit-switching, broadband access, optical transmission and multi-service networks, declined by over 30% during 2002 – in line with our estimate of a decline significantly more than 20%.

Complementing the infrastructure market, there is also a large and growing opportunity for providing services to network operators. Excluding network rollout services, which are embedded within the Systems market, the available market in 2003 for professional services is estimated to be more than USD 30 b. with a compound annual growth rate (CAGR) of more than 10%. Professional Services include systems integration, network operations outsourcing as well as a range of other advisory and operational support services.

COST REDUCTIONS AND OPERATIONAL REALIGNMENT

In the fourth quarter our operating expense annual run rate excluding restructuring costs was reduced to SEK 51 b. During the quarter we reduced our headcount by 7,100 employees, bringing our year-end headcount to 64,600. We remain on track to reach a SEK 38 b. run-rate for the fourth quarter 2003 and expect to be less than 60,000 employees by year-end.

Reduced excess capacity costs as well as improvements in processes and product design contributed to the stable gross margin level offsetting the negative effects of an unfavorable product mix.

During the quarter, restructuring charges were SEK 6.3 b. of which SEK 5.8 b. is related to redundancies. SEK 0.2 b. were related to the write-down of inventory and fixed assets as well as other costs for establishing more flexible operations. Of the SEK 28.6 b. planned restructuring costs SEK 5.5 b. remains. Cash outlays in 2003 are expected to be approximately SEK 10.8 b.

OPERATIONAL AND FINANCIAL REVIEW

SYSTEMS

Order intake in the quarter improved sequentially to SEK 30.8 b., mainly due to seasonality. Compared to the fourth quarter last year, order intake declined by 10%. Cancellations of SEK 2.3 b. negatively affected orders booked. The Europe, Middle East and Africa (EMEA) region showed strong improvement compared to the previous quarter, while Latin America was down, partly due to order cancellations but also weaker demand.

Table: Systems order development

(SEK b.)	Q1	Q2	Q3	Q4
2001	62.8	51.0	35.3	34.2
2002	39.8	33.7	23.3	30.8
Change	-37%	-34%	-34%	-10%
Cancellations 2002	-2.1	-2.5	-5.4	-2.3
2002 Net	37.7	31.2	17.9	28.5
Change	-40%	-39%	-49%	-17%

Sales in the quarter were SEK 33.2 b., up SEK 2.6 b. compared to the third quarter and down 34% compared to last year. Europe, Middle East and Africa (EMEA) and North America increased sequentially, while Latin America and Asia Pacific declined somewhat. The strongest parts of the Systems businesses were GSM, CDMA and professional services.

Adjusted operating income for Systems was SEK -0.3 (0.4) b Excluding risk provisions for customer financing of SEK 0.7 b. the result was SEK 0.4. b., compared to SEK 0.2 b. in the third quarter. Gross margin has kept up well and operating expenses have gradually been reduced through our restructuring activities.

As an extension of our System business, Global Services generated sales of SEK 9.5 b. in the quarter. Excluding products, which from 2003 are excluded from services, sales of professional services grew 29% sequentially to SEK 5.7 b. and now represent 17% of Systems sales.

Mobile Systems

Orders in the quarter for our GSM/WCDMA track increased 51% sequentially, mainly driven by the Europe, Middle East and Africa (EMEA) region. Sales of GSM/WCDMA grew 4% sequentially and declined only 14% for the full year, implying a sustained strong market position. Full year sales of WCDMA equipment and associated network rollout services represented 9% of Mobile Systems sales.

The sharp decline in TDMA and PDC systems continued and combined they now account for less than 10% of mobile systems sales.

Multi-Service Networks

Orders and sales in the quarter increased sequentially by 9% and 28% respectively, but declined compared to last year by 29% and 50%, primarily driven by continued weak demand for traditional circuit-switching equipment, although our ENGINE solution continues to develop favorably.

PHONES

Our 50% share of income from Sony Ericsson Mobile Communications is included in “Earnings from Joint Ventures and Associated Companies.”

Sony Ericsson Mobile Communications (SEMC)

The joint venture increased its shipments by 42% to 7.1 million units during the quarter, mainly as a result of the expansion of their product portfolio. Our 50% share of income before taxes in the quarter was SEK -0.3 b., compared to SEK -0.5 b. in the third quarter and SEK -0.7 b. a year ago. As previously announced, Ericsson and Sony will each invest EUR 150 million into the joint venture during the first quarter of 2003.

OTHER OPERATIONS

After transferring a portion of our holdings in a Chinese subsidiary to Sony Ericsson Mobile Communications, the company has become an associated company. As a result, from this quarter phone operations in China are included in our results as share in earnings of Joint Ventures and Associated Companies.

Other Operations now include the following commercial businesses: Defense Systems, Network Technology, Enterprise Systems, the retained parts of Microelectronics as well as the investment areas of Mobile Platforms and Bluetooth.

Sales improved by 4% sequentially, driven by Defense Systems.

Compared to the third quarter, adjusted operating income in Other Operations was flat. Positive effects from the divestiture of parts of Microelectronics and profit from Defense Systems only partly offset losses in other units.

CONSOLIDATED ACCOUNTS

Income

Sales in the quarter were SEK 36.7 b., up 10% sequentially and down 37% compared to the fourth quarter of 2001.

Gross margin remained stable, with a reduction of cost of goods sold and excess capacity costs offsetting negative effects of an unfavorable product mix. The seasonally adjusted operating expense run rate was SEK 51 b. for the quarter excluding risk provisions of SEK 0.7 b. for customer financing. The run rate also excludes the effects of capitalization of development expenses since they currently affect comparability.

The capitalization of development costs was started in January 2002 to conform to changes in Swedish GAAP. As no such costs were reported in previous years, net capitalized amounts do not yet include a normal rate of depreciation of a capitalized base. Therefore, the positive net effect of this is deducted when reporting adjusted operating income and adjusted income before taxes.

Net capital losses were SEK 0.7 b. of which SEK 0.3 b. were related to restructuring, and SEK 0.3 b. related to write-downs and sales of shares. Share in earnings of associated companies was net zero, including the loss of SEK 0.3 b. in Sony Ericsson.

In the quarter, the net effect of changes in foreign currency exchange rates compared to rates one year ago was SEK -0.1 b. The net effect in the first, second and third quarters were SEK 0.4, 0.8 and 0.6 b., respectively and SEK 1.7 b. for the year.

Financial net improved by SEK 0.7 b., as a result of interest income on the proceeds from the rights offering in September 2002.

Adjusted income before taxes, excluding restructuring costs, non-operational capital gains and net effects of capitalization of development expenses, was SEK -2.2 b. in the quarter. Income before taxes in the previous quarters of 2002 adjusted in the same manner was SEK -5.3, -3.3 and -3.7 b., respectively and for the full year SEK -14.5 (-21.1) b

Net income was negatively affected by SEK 2.5 b. as certain tax costs were recognized in the quarter. Of these, SEK 0.8 b., relate to foreign withholding taxes that were not deductible due to insufficient taxable income and SEK 1.4 b. due to rulings by Swedish tax authorities disallowing deductions of capital discounts on convertible debentures and other costs.

Full-year diluted earnings per share were SEK -1.51 (-1.94). Prior periods have been adjusted for the stock dividend element of the stock issue.

Balance sheet and financing

The equity ratio was 37%, about the same level as last quarter, despite the loss incurred during the fourth quarter. Total assets were reduced during the quarter by SEK 28.9 b., of which SEK 8.2 b. is related to cash. Repayments of loans, including the lease arrangement for test plant equipment from December 2001, amounted to SEK 10.0 b

Net debt improved in the quarter from SEK -5.2 b. to SEK -5.6 b. with total cash continuing to exceed all interest bearing debts.

Lower purchase volumes and increased sales significantly reduced inventory during the quarter, with inventory turnover (ITO) improving to 5.1 turns from 4.3 last quarter.

Our days sales outstanding (DSO) improved sequentially from 103 days to 91 days. Even with the higher sales, we reduced accounts receivable by SEK 3.8 b. compared with the third quarter.

Customer financing risk exposure was reduced by SEK 3.1 b. in the quarter. As previously announced, the 2001 portfolio of customer credits was discontinued. The credits, including Mobilcom, were taken back on the balance sheet and an associated cash collateral released. Certain of these credits have subsequently been sold in the market and the Mobilcom credits are to be replaced with France Telecom convertible bonds.

Deferred tax assets at year-end were SEK 26.0 b., an increase of SEK 5.1 b. during 2002. Deferred tax assets are related to countries with long or indefinite periods of utilization.

Table: Customer financing risk exposure

(SEK b.)	Dec 31 2001	Mar 31 2002	Jun 30 2002	Sep 30 2002	Dec 31 2002
On-balance-sheet credits	18.7	16.8	16.6	18.9	21.1
Off-balance-sheet credits	12.8	12.9	11.5	6.8	1.5

Total credits	31.5	29.1	28.1	25.7	22.6
Less third party risk coverage	-4.7	-1.4	-0.3	-0.8	-0.8

Ericsson risk exposure	26.8	27.7	27.8	24.9	21.8

On-balance-sheet credits, net book value	14.8	12.7	12.4	12.7	14.0
Off-balance-sheet credits recorded as contingent liabilities	10.6	10.1	9.1	5.1	1.3
Financing commitments	31.2	28.1	25.3	14.0	14.0

Cash flow

Cash flow before financing activities was positive by SEK 1.6 b. The main contributing factors were reduced inventory and improved collection of receivables. The SEK -2.8 b. effect from customer financing was mitigated by the release of a cash collateral of SEK 1.2 b. for the 2001 Credit Portfolio.

With the discontinuance of pro forma reporting, capitalization of development expenses of SEK 0.8 b. are now reported among investing activities rather than as an item adjusting income.

Net income as well as items adjusting net income to cash was affected by the increased tax costs in the quarter.

Adjusted for exceptional items, cash flow was SEK 5.2 b. in the quarter. These items include the buyback of Mobilcom credits of SEK -4.1 b. and SEK 0.5 b. in proceeds from the divestiture of certain R&D operations.

OUTLOOK

In our last report we indicated that our fourth quarter Mobile Systems sales could decline more than the overall market due to our exposure to the sharply declining TDMA and PDC markets. For 2003, we believe that we will maintain our overall share of the mobile systems market with an increase in 3G sales partly offsetting lower sales of TDMA and PDC.

While we believe that the worst of the market decline is behind us, the market remains unpredictable. Normal seasonality will most likely prevail during the first quarter and sequential sales will consequently be down.

We are planning to return to profit at some point in 2003 by lowering our costs and adjusting to the prevailing market conditions.

PARENT COMPANY INFORMATION

The Parent Company business consists mainly of corporate management and holding company functions. It also includes activities performed on a commission basis by Ericsson Treasury Services AB and Ericsson Credit AB regarding internal banking and customer credit management. The Parent Company has branch- and representative offices in 16 (15) countries.

Net sales for the year amounted to SEK 2.0 (1.4) b. and income after financial items was SEK 2.3 (-6.4) b. Write-downs of investments in subsidiaries have affected income by SEK -3.8 (-19.0) b.

Major changes in the company’s financial position for the year were:

•	Decreased current and long-term commercial and financial receivables from subsidiaries of SEK 35.5 b.

•	Increased short-term and long-term customer financing of SEK 6.2 b.

•	Increased investments in subsidiaries of SEK 6.1 b.

Short- and long-term internal borrowings decreased by SEK 37.2 b. Notes, bond loans and convertible debentures, including short-term portion, decreased by SEK 5.4 b. Stockholders’ equity has increased by SEK 30.1 b. and cash and short-term cash investments have increased by SEK 10.3 b., mostly due to the rights issue in September 2002. At year-end, cash and short-term cash investments amounted to SEK 59.3 (49.0) b.

In accordance with the conditions of the Stock Purchase Plan for Ericsson employees, 1,893,195 shares from treasury stock were distributed during the fourth quarter to employees who left Ericsson. An additional 291,635 shares were sold during the fourth quarter, in order to cover social security costs related to the Stock Purchase Plan. The holding of treasury stock at December 31, 2002, was 154,360,278 Class B shares.

DIVIDEND PROPOSAL

The Board of directors will propose to the Annual General Meeting that no dividend is paid out for 2002.

ANNUAL REPORT

The annual report will be made available to shareholders at our head office at Telefonplan, Stockholm, two weeks prior to the Annual General Meeting.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of shareholders will be held on Tuesday, April 8, 2003, in Stockholm Globe Arena.

ACCOUNTING PRINCIPLES

This interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council’s recommendation RR 20, Interim reports.

We have changed accounting principles since our latest annual report.

The following Swedish GAAP recommendations are now implemented:

RR 1:00, Consolidated financial statements

RR 15, Intangible assets

RR 16, Provisions, contingent liabilities and contingent assets

RR 17, Impairment of assets

RR 19, Discontinuing operations

RR 21, Borrowing costs

RR 23, Related party disclosures

The only material effects of these new standards relate to RR1:00, regarding consolidation of controlled companies, and RR 15, regarding capitalization of development costs.

According to RR1:00 we have consolidated as subsidiaries certain finance companies previously accounted for under the equity method. We have restated previous year in our primary statements.

According to RR 15, starting from January 1, 2002 we have capitalized certain development costs. Stockholm, February 3, 2003

Kurt Hellström

President and CEO

Date for next report: April 28, 2003

Auditors’ Report

We have reviewed the Fourth Quarter Report as of December 31, 2002, for Telefonaktiebolaget LM Ericsson (publ). We conducted our review in accordance with the recommendation issued by FAR. A review is limited primarily to enquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the Fourth Quarter Report does not comply with the requirements for interim reports in the Annual Accounts Act.

Stockholm, February 3, 2002

Carl-Eric Bohlin	Olof Herolf	Thomas Thiel
Authorized Public Accountant	Authorized Public Accountant	Authorized Public Accountant
PricewaterhouseCoopers AB	PricewaterhouseCoopers AB

Safe Harbor Statement of Ericsson under the Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; and (xii) plans to launch new products and services.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) further reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

A glossary of all technical terms is available at: http://www.ericsson.com/about and in the annual report.

To read the full report, please go to: www.ericsson.com/investors/12month02-en.pdf

FOR FURTHER INFORMATION PLEASE CONTACT

Henry Sténson, Senior Vice President, Corporate Communications

Phone: +46 8 719 4044; E-mail: henry.stenson@lme.ericsson.se

Investors

Gary Pinkham, Vice President, Investor Relations

Phone: +46 8 719 0000; E-mail: investor.relations@ericsson.com

Lotta Lundin, Manager, Investor Relations

Phone: +44 20 701 61 032; E-mail: lotta.lundin@clo.ericsson.se

Glenn Sapadin, Manager, Investor Relations

Phone: +1 212 843 8435; E-mail: investor.relations@ericsson.com

Lars Jacobsson, Vice President, Financial Reporting and Analysis

Phone: +46 8 719 9489, +46 70 519 9489; E-mail: lars.jacobsson@lme.ericsson.se

Media

Pia Gideon, Vice President, External Relations

Phone: +46 8 719 2864, +46 70 519 2864; E-mail: pia.gideon@lme.ericsson.se

Åse Lindskog, Director, Media Relations

Phone: +46 719 9725, +46 730 244 872; E-mail: ase.lindskog@lme.ericsson.se

ERICSSON

CONSOLIDATED INCOME STATEMENT

	Oct-Dec			Jan-Dec
SEK million	2002	20011)	Change	2002	20011)	Change	20013)
Net sales	36,749	58,538	-37%	145,773	210,837	-31%	231,839
Cost of sales	-24,779	-42,648	-42%	-98,635	-138,123	-29%	-165,555
Restructuring costs	-3,482	-2,258		-5,589	-4,858		-8,345

Gross margin	8,488	13,632		41,549	67,856		57,939
Research and development and other technical expenses	-7,240	-9,530	-24%	-29,331	-40,247	-27%	-43,094
Selling expenses	-4,853	-8,165	-41%	-20,422	-27,585	-26%	-30,844
Administrative expenses	-2,254	-2,950	-24%	-9,556	-11,175	-14%	-12,584
Capitalization of development expenses, net	644	—		3,200	—		—
Restructuring costs	-2,478	2,258		-6,292	-6,242		-6,655

Operating expenses	-16,181	-18,387		-62,401	-85,249		-93,177
Capital gains/losses 2)	-691	442		-722	6,126		6,126
Other operating revenues	196	902	-78%	1,265	2,449	-48%	2,447
Share in earnings of JV and assoc. companies	-11	-658		-1,220	-14,662		-715
Restructuring costs net, phones	—	—		230	-3,900		—

Operating income *)	-8,199	-4,069		-21,299	-27,380		-27,380
Financial income	2,155	1,980	9%	4,253	4,815	-12%	4,815
Financial expenses	-1,906	-2,491	-23%	-5,789	-6,589	-12%	-6,589

Income after financial items	-7,950	-4,580		-22,835	-29,154	-22%	-29,154
Minority interest in income before taxes	-103	-351	-71%	-488	-1,155	-58%	-1,155

Income before taxes	-8,053	-4,931		-23,323	-30,309		-30,309
Taxes	-276	1,431		4,310	9,045		9,045

Net income	-8,329	-3,500		-19,013	-21,264		-21,264
*) Of which items affecting comparability
Non-operational capital gains/losses, net	-259	179		-42	347		347
Capital gain, Juniper Networks	—	—		—	5,453		5,453
Restructuring costs, net	-6,271	—		-11,962	-15,000		-15,000
Capitalization of development expenses, net	644	—		3,200	—		—

Total	-5,886	179		-8,804	-9,200		-9,200
Income statement measures adjusted for
items affecting comparability
Adjusted gross margin	11,970	15,890	-25%	47,138	72,714	-35%	66,284
Adjusted operating expenses	-14,347	-20,645	-31%	-59,309	-79,007	-25%	-86,522
Adjusted operating income	-2,313	-4,248		-12,495	-18,180		-18,180
Adjusted income before tax	-2,167	-5,110		-14,519	-21,109		-21,109
Above measures expressed as % of net sales
Adjusted gross margin	32.6%	27.1%		32,3%	34.5%		28.6%
Adjusted operating expenses	39.0%	35.3%		40.7%	37.5%		37.3%
Adjusted operating margin	-6.3%	-7.3%		-8.6%	-8.6%		-7.8%

1)	2001 figures are restated for:
—	Changed accounting principles in Sweden 2002 regarding consolidation of companies with a controlling interest.
—	Results with parts of Phones transferred to the joint venture Sony Ericsson Mobile Communications accounted for under the equity method reported under Share in earnings of JV and Assoc. companies 2001

2)	Capital gains/losses in fourth quarter 2002 include SEK -311 million related to restructuring.

3)	Income statement as reported in 2001, including part of Phones transfered to Sony Ericsson Mobile Communications reported as consolidated subsidaries for nine months, restated for consolidation of companies with a controlling interest.

ERICSSON

CONSOLIDATED INCOME STATEMENT

ISOLATED QUARTERS

	2001 1)				2002
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net sales	49,760	55,535	47,004	58,538	36,966	38,545	33,513	36,749
Cost of sales	-29,341	-35,405	-30,729	-42,648	-25,253	-26,031	-22,572	-24,779
Restructuring costs	—	-2,600	—	-2,258	—	-438	-1,669	-3,482

Gross margin	20,419	17,530	16,275	13,632	11,713	12,076	9,272	8,488
R&D and other technical expenses	-9,507	-11,461	-9,749	-9,530	-8,529	-7,000	-6,562	-7,240
Selling expenses	-7,504	-6,346	-5,570	-8,165	-5,592	-5,033	-4,944	-4,853
Administrative expenses	-2,804	-2,927	-2,494	-2,950	-2,652	-2,505	-2,145	-2,254
Capitalization of development expenses, net	—	—	—	—	1,005	910	641	644
Restructuring costs	—	-8,500	—	2,258	—	-1,274	-2,540	-2,478

Operating expenses	-19,815	-29,234	-17,813	-18,387	-15,768	-14,902	-15,550	-16,181
Capital gains/losses 2)	5,712	67	-95	442	267	-261	-37	-691
Other operating revenues	285	713	549	902	504	298	267	196
Share in earnings of JV and assoc. companies	-5,511	-4,475	-4,018	-658	-56	-524	-629	-11
Restructuring costs, phones	—	-3,900	—	—	—	230	—	—

Operating income *)	1,090	-19,299	-5,102	-4,069	-3,340	-3,083	-6,677	-8,199
Financial income	1,234	625	976	1,980	889	640	569	2,155
Financial expenses	-1,529	-1,370	-1,199	-2,491	-1,682	-1,210	-991	-1,906

Income after financial items	795	-20,044	-5,325	-4,580	-4,133	-3,653	-7,099	-7,950
Minority interest in income before taxes	-185	-287	-332	-351	-107	-237	-41	-103

Income before taxes	610	-20,331	-5,657	-4,931	-4,240	-3,890	-7,140	-8,053
Taxes	-186	6,102	1,698	1,431	1,272	1,171	2,143	-276

Net income	424	-14,229	-3,959	-3,500	-2,968	-2,719	-4,997	-8,329
*) Of which items affecting comparability
Non-operational capital gains/losses, net	42	-39	165	179	102	-3	118	-259
Capital gain, Juniper	5,453	—	—	—	—	—	—	—
Restructuring costs, net	—	-15,000	—	—	—	-1,482	-4,209	-6,271
Capitalization of development expenses, net	—	—	—	—	1,005	910	641	644

Total	5,495	-15,039	165	179	1,107	-575	-3,450	-5,886
Income statement measures adjusted for
items affecting comparability
Adjusted gross margin	20,419	20,130	16,275	15,890	11,713	12,514	10,941	11,970
Adjusted operating expenses	-19,815	-20,734	-17,813	-20,645	-16,773	-14,538	-13,651	-14,347
Adjusted operating income	-4,405	-4,260	-5,267	-4,248	-4,447	-2,508	-3,227	-2,313
Adjusted income before tax	-4,885	-5,292	-5,822	-5,110	-5,347	-3,315	-3,690	-2,167
Above measures expressed as % of net sales
Adjusted gross margin	41.0%	36.2%	34.6%	27.1%	31.7%	32.5%	32.6%	32.6%
Adjusted operating expenses	39.8%	37.3%	37.9%	35.3%	45.4%	37.7%	40.7%	39.0%
Adjusted operating margin	-8.9%	-7.7%	-11.2%	-7.3%	-12.0%	-6.5%	-9.6%	-6.3%

1)	2001 figures are restated for:
—	Changed accounting principles in Sweden 2002 regarding consolidation of companies with a controlling interest.
—	Results with parts of Phones transferred to the joint venture Sony Ericsson Mobile Communications accounted for under the equity method reported under Share in earnings of JV and Assoc. companies 2001
2)	Capital gains/losses in fourth quarter 2002 include SEK -311 million related to restructuring.

ERICSSON

CONSOLIDATED BALANCE SHEET

SEK million	Dec 31 2002	Dec 311) 2001
ASSETS

Fixed assets
Intangible assets
Capitalized development expenses	3,200	—
Other	9,409	13,066
Tangible assets	9,964	16,641

Financial assets
Equity in JV and associated companies	1,835	3,135
Other investments	2,243	3,101
Long-term customer financing	12,283	7,933
Deferred tax assets	24,533	9,591
Other long-term receivables	2,132	6,980

	65,599	60,447

Current assets
Inventories	13,419	24,910

Receivables
Accounts receivable – trade	36,538	57,236
Short-term customer financing	1,680	6,833
Other receivables	24,817	39,171
Short-term cash investments, cash and bank	66,214	68,924

	142,668	197,074

Total assets	208,267	257,521

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES

Stockholders’ equity	73,607	68,587

Minority interest in equity of consolidated subsidiaries	2,469	3,653

Provisions
Pensions	10,997	10,104
Other provisions	21,357	22,831

	32,354	32,935

Long-term liabilities	37,066	54,886

Current liabilities
Interest-bearing liabilities	13,475	25,690
Other current liabilities	49,296	71,770

	62,771	97,460

Total stockholders’ equity, provisions and liabilities	208,267	257,521

Of which interest-bearing provisions and liabilities	60,617	89,879

Net debt	-5,597	20,955

Assets pledged as collateral	2,800	10,857
Contingent liabilities	3,116	12,299

1)	Restated for changed accounting principles in Sweden 2002 regarding consolidation of companies with a controlling interest.

ERICSSON

CONSOLIDATED STATEMENT OF CASH FLOWS

	2002				Jan-Dec
SEK million	Q11)	Q21)	Q31)	Q4	2002	20012)
Net income	-2,968	-2,719	-4,996	-8,330	-19,013	-21,264
Adjustments to reconcile net income to cash	-2,306	-2,110	-136	2,719	-1,832	-13,557

	-5,274	-4,828	-5,132	-5,611	-20,845	-34,821
Changes in operating net assets
Inventories	-201	-794	2,695	6,899	8,599	20,103
Customer financing, short-term and long-term	1,952	-801	-451	-2,840	-2,140	3,903
Accounts receivable	4,817	1,757	3,944	-679	9,839	19,653
Other	-3,068	-74	-5,269	2,870	-5,541	-7,420

Cash flow from operating activities	-1,774	-4,740	-4,213	639	-10,088	1,418
Capitalized development expenses	-1 050	-947	-662	-783	-3 442	—
Other investing activities	-1,237	3,732	2,152	1,779	6,426	5,251

Cash flow from investing activities	-2,287	2,785	1,490	996	2,984	5,251

Cash flow before financing activities	-4,061	-1,955	-2,723	1,635	-7,104	6,669

Dividends paid	-50	27	-409	-213	-645	-4,295
Stock issue	—	—	28,957	-15	28,942	155
Other financing activities	-8,403	-5,567	1,219	-9,949	-22,700	29,886

Cash flow from financing activities	-8,453	-5,540	29,767	-10,177	5,597	25,746
Effect of exchange rate changes on cash	-488	-876	-201	363	-1,203	738

Net change in cash	-13,002	-8,371	26,843	-8,179	-2,710	33,153
Cash and cash equivalents, beginning of period	68,924	55,922	47,551	74,394	68,924	35,771

Cash and cash equivalents, end of period	55,922	47,551	74,394	66,214	66,214	68,924

1)	Capitalization of development expenses, previously reported in Adjustments to reconcile net income to cash, is as from Q4 2002, included in Investing activities. Q1, Q2 and Q3 are restated.

2)	Restated for changed accounting principles in Sweden 2002 regarding consolidation of companies with a controlling interest.

CHANGES IN STOCKHOLDERS’ EQUITY

SEK million	Jan-Dec 2002	Jan-Dec 2001
Opening balance	68,587	91,686
Stock issue, net	28,942	155
Stock Purchase Plan	12	—
Conversion of debentures	—	11
Repurchase of own stock	—	-156
Dividends paid	—	-3,954
Changes in cumulative translation effects due to changes in foreign currency exchange rates	-4,921	2,110
Net income	-19,013	-21,264
Other changes	—	-1

Closing balance	73,607	68,587

ADJUSTED OPERATING INCOME AND OPERATING MARGIN BY SEGMENT BY QUARTER

SEK million

	2001 1)				2002
Year to date	0103	0106	0109	0112	0203	0206	0209	0212
Systems	1,966	2,215	2,861	3,239	-2,799	-3,495	-4,604	-4,907
Phones	-5,512	-9,964	-13,947	-14,649	—	-442	-992	-1,331
Other operations	-603	-243	-1,863	-5,111	-1,343	-2,318	-3,477	-4,715
Unallocated 2)	-256	-673	-983	-1,659	-305	-700	-1,109	-1,542

Total	-4,405	-8,665	-13,932	-18,180	-4,447	-6,955	-10,182	-12,495

Items affecting comparability:
—Non-operational capital gains/losses, net	42	3	168	347	102	99	217	-42
—Capital gain Juniper Networks	5,453	5,453	5,453	5,453	—	—	—	—
—Restructuring costs, net	—	-15,000	-15,000	-15,000	—	-1,482	-5,691	-11,962
—Capitalization of development exp., net	—	—	—	—	1,005	1,915	2,556	3,200

Total	5,495	-9,544	-9,379	-9,200	1,107	532	-2,918	-8,804

	2001 1)				2002
As percentage of Net Sales	0103	0106	0109	0112	0203	0206	0209	0212
Systems	4%	2%	2%	2%	-8%	-5%	-5%	-4%
Phones 3)	—	—	—	—	—	—	—	—
Other operations	-8%	-2%	-9%	-16%	-24%	-20%	-20%	-20%

Total	-9%	-8%	-9%	-9%	-12%	-9%	-9%	-9%

	2001 1)				2002
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Systems	1,966	249	646	378	-2,799	-696	-1,109	-303
Phones	-5,512	-4,452	-3,983	-702	—	-442	-550	-339
Other operations	-603	360	-1,620	-3,248	-1,343	-975	-1,159	-1,238
Unallocated 2)	-256	-417	-310	-676	-305	-395	-409	-433

Total	-4,405	-4,260	-5,267	-4,248	-4,447	-2,508	-3,227	-2,313

Items affecting comparability:
—Non-operational capital gains/losses, net	42	-39	165	179	102	-3	118	-259
—Capital gain Juniper Networks	5,453	—	—	—	—	—	—	—
—Restructuring costs, net	—	-15,000	—	—	—	-1,482	-4,209	-6,271
—Capitalization of development exp., net	—	—	—	—	1,005	910	641	644

Total	5,495	-15,039	165	179	1,107	-575	-3,450	-5,886

	2001 1)				2002
As percentage of Net Sales	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Systems	4%	0%	1%	1%	-8%	-2%	-4%	-1%
Phones 3)	—	—	—	—	—	—	—	—
Other operations	-8%	5%	-27%	-32%	-24%	-16%	-20%	-21%

Total	-9%	-8%	-11%	-7%	-12%	-7%	-10%	-6%

1)	2001 figures are restated for:
—	Changed accounting principles in Sweden 2002 regarding consolidation of companies with a controlling interest.
—	Results with parts of Phones transferred to the joint venture Sony Ericsson Mobile Communications, accounted for under the equity method reported under Share in earnings of JV and Assoc. companies 2001
2)	“Unallocated” consists mainly of costs for corporate staffs and non-operational capital gains/losses
3)	Calculation not applicable

ORDERS BOOKED BY SEGMENT BY QUARTER

SEK million

	2001 1)				2002
Year to date	0103	0106	0109	0112	0203	0206	0209	0212
Systems	62,822	113,779	149,085	183,281	37,701	68,898	86,836	115,341
of which Mobile System	54,731	98,568	129,932	161,433	35,008	63,253	79,440	106,036
Multi-Service Networks	8,091	15,211	19,153	21,848	2,693	5,645	7,396	9,305
Other operations	9,011	15,211	19,983	27,411	6,268	12,575	18,025	22,716
Less : Intersegment orders	-2,524	-5,249	-7,231	-8,925	-2,076	-4,315	-7,173	-9,706

Total	69,309	123,741	161,837	201,767	41,893	77,158	97,688	128,351

Change					0203	0206	0209	0212
Systems					-40%	-39%	-42%	-37%
of which Mobile System					-36%	-36%	-39%	-34%
Multi-Service Networks					-67%	-63%	-61%	-57%
Other operations					-30%	-17%	-10%	-17%
Less : Intersegment orders					—	—	—	—

Total					-40%	-38%	-40%	-36%

	20011)				2002
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Systems	62,822	50,957	35,306	34,196	37,701	31,197	17,938	28,505
of which Mobile Systems	54,731	43,837	31,364	31,501	35,008	28,245	16,187	26,596
Multi-Service Networks	8,091	7,120	3,942	2,695	2,693	2,952	1,751	1,909
Other operations	9,011	6,200	4,772	7,428	6,268	6,307	5,450	4,691
Less : Intersegment orders	-2,524	-2,725	-1,982	-1,694	-2,076	-2,239	-2,858	-2,533

Total	69,309	54,432	38,096	39,930	41,893	35,265	20,530	30,663

Change					Q1	Q2	Q3	Q4
Systems					-40%	-39%	-49%	-17%
of which Mobile Systems					-36%	-36%	-48%	-16%
Multi-Service Networks					-67%	-59%	-56%	-29%
Other operations					-30%	2%	14%	-37%
Less : Intersegment orders					—	—	—	—

Total					-40%	-35%	-46%	-23%

1)	2001 adjusted to reflect parts of Phones transferred to Sony Ericsson Mobile Communications.

NET SALES BY SEGMENT BY QUARTER

SEK million

	20011)				2002
Year to date	0103	0106	0109	0112	0203	0206	0209	0212
Systems	44,367	95,429	138,576	188,697	33,323	68,104	98,716	131,955
of which Mobile Systems	37,046	80,167	117,503	161,554	30,036	61,834	90,066	120,256
Multi-Service Networks	7,321	15,262	21,073	27,143	3,287	6,270	8,650	11,699
Other operations	8,025	15,534	21,542	31,762	5,706	11,733	17,509	23,533
Less : Intersegment sales	-2,632	-5,668	-7,819	-9,622	-2,063	-4,326	-7,201	-9,715

Total	49,760	105,295	152,299	210,837	36,966	75,511	109,024	145,773

Change					0203	0206	0209	0212
Systems					-25%	-29%	-29%	-30%
of which Mobile Systems					-19%	-23%	-23%	-26%
Multi-Service Networks					-55%	-59%	-59%	-57%
Other operations					-29%	-24%	-19%	-26%
Less : Intersegment sales					—	—	—	—

Total					-26%	-28%	-28%	-31%

	20011)				2002
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Systems	44,367	51,062	43,147	50,121	33,323	34,781	30,612	33,239
of which Mobile Systems	37,046	43,121	37,336	44,051	30,036	31,798	28,232	30,190
Multi-Service Networks	7,321	7,941	5,811	6,070	3,287	2,983	2,380	3,049
Other operations	8,025	7,509	6,008	10,220	5,706	6,027	5,776	6,024
Less : Intersegment sales	-2,632	-3,036	-2,151	-1,803	-2,063	-2,263	-2,875	-2,514

Total	49,760	55,535	47,004	58,538	36,966	38,545	33,513	36,749

Change					Q1	Q2	Q3	Q4
Systems					-25%	-32%	-29%	-34%
of which Mobile Systems					-19%	-26%	-24%	-31%
Multi-Service Networks					-55%	-62%	-59%	-50%
Other operations					-29%	-20%	-4%	-41%
Less : Intersegment sales					—	—	—	—

Total					-26%	-31%	-29%	-37%

1)	2001 adjusted to reflect parts of Phones transferred to Sony Ericsson Mobile Communications.

ORDERS BOOKED BY MARKET AREA BY QUARTER

SEK million

	20011)				2002
Year to date	0103	0106	0109	0112	0203	0206	0209	0212
Europe, Middle East, Africa*	37,329	59,083	81,096	92,702	19,493	37,184	46,738	65,448
North America	6,191	10,473	14,830	24,635	7,003	12,837	17,310	22,877
Latin America	11,581	20,847	24,731	31,083	4,846	8,195	9,612	9,575
Asia Pacific	14,208	33,338	41,180	53,347	10,551	18,942	24,028	30,451

Total	69,309	123,741	161,837	201,767	41,893	77,158	97,688	128,351

* Of which Sweden	1,827	4,665	5,654	8,675	2,437	4,943	6,289	7,620
* Of which EU	25,289	40,610	50,814	57,057	8,877	21,316	25,160	34,003

Change					0203	0206	0209	0212
Europe, Middle East, Africa*					-48%	-37%	-42%	-29%
North America					13%	23%	17%	-7%
Latin America					-58%	-61%	-61%	-69%
Asia Pacific					-26%	-43%	-42%	-43%

Total					-40%	-38%	-40%	-36%

* Of which Sweden					33%	6%	11%	-12%
* Of which EU					-65%	-48%	-50%	-40%

	20011)				2002
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Europe, Middle East, Africa*	37,329	21,754	22,013	11,606	19,493	17,691	9,554	18,710
North America	6,191	4,282	4,357	9,805	7,003	5,834	4,473	5,567
Latin America	11,581	9,266	3,884	6,352	4,846	3,349	1,417	-37
Asia Pacific	14,208	19,130	7,842	12,167	10,551	8,391	5,086	6,423

Total	69,309	54,432	38,096	39,930	41,893	35,265	20,530	30,663

* Of which Sweden	1,827	2,838	989	3,021	2,437	2,506	1,346	1,331
* Of which EU	25,289	15,321	10,204	6,243	8,877	12,439	3,844	8,843

Change					Q1	Q2	Q3	Q4
Europe, Middle East, Africa*					-48%	-19%	-57%	61%
North America					13%	36%	3%	-43%
Latin America					-58%	-64%	-64%	-101%
Asia Pacific					-26%	-56%	-35%	-47%

Total					-40%	-35%	-46%	-23%

* Of which Sweden					33%	-12%	36%	-56%
* Of which EU					-65%	-19%	-62%	42%

1) 2001 adjusted to reflect parts of Phones transferred to Sony Ericsson Mobile Communications.

NET SALES BY MARKET AREA BY QUARTER

SEK million

	20011)				2002
Year to date	0103	0106	0109	0112	0203	0206	0209	0212
Europe, Middle East, Africa*	23,357	48,575	69,642	97,133	17,606	36,666	53,438	74,124
North America	5,528	11,077	16,984	25,190	4,072	10,135	16,516	23,068
Latin America	7,707	16,716	22,408	32,096	4,311	7,416	10,282	12,676
Asia Pacific	13,168	28,927	43,265	56,418	10,977	21,294	28,788	35,905

Total	49,760	105,295	152,299	210,837	36,966	75,511	109,024	145,773

* Of which Sweden	1,492	3,135	4,397	6,656	1,974	4,559	6,235	8,303
* Of which EU	14,901	30,568	43,626	59,206	10,867	21,935	31,128	43,396

Change					0203	0206	0209	0212
Europe, Middle East, Africa*					-25%	-25%	-23%	-24%
North America					-26%	-9%	-3%	-8%
Latin America					-44%	-56%	-54%	-61%
Asia Pacific					-17%	-26%	-33%	-36%

Total					-26%	-28%	-28%	-31%

* Of which Sweden					32%	45%	42%	25%
* Of which EU					-27%	-28%	-29%	-27%

	20011)				2002
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Europe, Middle East, Africa*	23,357	25,218	21,067	27,491	17,606	19,060	16,772	20,686
North America	5,528	5,549	5,907	8,206	4,072	6,063	6,381	6,552
Latin America	7,707	9,009	5,692	9,688	4,311	3,105	2,866	2,394
Asia Pacific	13,168	15,759	14,338	13,153	10,977	10,317	7,494	7,117

Total	49,760	55,535	47,004	58,538	36,966	38,545	33,513	36,749

* Of which Sweden	1,492	1,643	1,262	2,259	1,974	2,585	1,676	2,068
* Of which EU	14,901	15,667	13,058	15,580	10,867	11,068	9,193	12,268

Change					Q1	Q2	Q3	Q4
Europe, Middle East, Africa*					-25%	-24%	-20%	-25%
North America					-26%	9%	8%	-20%
Latin America					-44%	-66%	-50%	-75%
Asia Pacific					-17%	-35%	-48%	-46%

Total					-26%	-31%	-29%	-37%

* Of which Sweden					32%	57%	33%	-8%
* Of which EU					-27%	-29%	-30%	-21%

1) 2001 adjusted to reflect parts of Phones transferred to Sony Ericsson Mobile Communications.

EXTERNAL ORDERS BOOKED BY MARKET AREA

SEK million

Year to date 2002	Systems	Other	Total	Share of Total
Europe, Middle East & Africa	54,510	10,938	65,448	51%
North America	22,164	713	22,877	18%
Latin America	8,919	656	9,575	7%
Asia Pacific	28,583	1,868	30,451	24%

Total	114,176	14,175	128,351	100%

Share of Total	89%	11%	100%

EXTERNAL NET SALES BY MARKET AREA

SEK million

Year to date 2002	Systems	Other	Total	Share of Total
Europe, Middle East & Africa	62,724	11,400	74,124	51%
North America	22,444	624	23,068	16%
Latin America	11,803	873	12,676	9%
Asia Pacific	33,871	2,034	35,905	24%

Total	130,842	14,931	145,773	100%

Share of Total	90%	10%	100%

TOP 10 MARKETS IN ORDERS AND SALES

Year to date 2002

Orders	Share of total orders

United States	17%
China	8%
Italy	8%
Saudi Arabia	6%
Sweden	6%
United Kingdom	4%
Spain	3%
Japan	3%
India	3%
Russia	2%

Sales	Share of total sales

United States	15%
China	9%
Italy	7%
Sweden	6%
Japan	4%
United Kingdom	4%
Saudi Arabia	4%
Spain	3%
Mexico	3%
India	2%

NUMBER OF EMPLOYEES BY SEGMENT BY QUARTER

	2001				2002
	0103	0106	0109	0112	0203	0206	0209	0212
Systems	75,897	77,448	72,111	68,525	66,301	61,392	57,808	51,390
Phones	12,299	5,675	4,277	—	—	—	—	—
Other operations1)	18,623	16,284	16,167	16,286	15,315	14,383	13,509	12,846
Unallocated	440	414	394	387	396	446	406	385

Total	107,259	99,821	92,949	85,198	82,012	76,221	71,723	64,621

Total excluding Phones	94,960	94,146	88,672	85,198	82,012	76,221	71,723	64,621

Change in percent excluding Phones					0203	0206	0209	0212
Systems					-13%	-21%	-20%	-25%
Other operations					-18%	-12%	-16%	-21%
Unallocated					-10%	8%	3%	-1%

Total					-14%	-19%	-19%	-24%

1) Includes Bluetooth, Mobile Platforms and selected parts of Phones not transferred to Sony Ericsson Mobile Communications.

ERICSSON

OTHER INFORMATION

SEK million	Jan-Dec 2002	Jan-Dec 2001
Number of shares and earnings per share
Number of shares, end of period (million)	15,974	8,066
Number of treasury shares, end of period (million)	154	157
Number of shares outstanding, basic, end of period (million)	15,820	7,909
Number of shares outstanding, diluted, end of period (million)	15,931	7,990
Average number of shares, basic (million) 1)	12,573	10,950
Average number of shares, diluted (million) 1,2)	12,684	11,072
Earnings per share, basic (SEK) 1)	-1.51	-1.94
Earnings per share, diluted (SEK) 1,2)	-1.51	-1.94
Ratios
Equity ratio, percent	36.5	28.1
Capital turnover (times) 3)	1.0	1.3
Accounts receivable turnover (times) 3)	3.1	3.1
Inventory turnover (times) 3)	5.1	4.0
Return on equity, percent	-26.7%	-26.5%
Return on capital employed, percent	-11.4%	-14.3%
Days Sales Outstanding	91	88
Other
Additions to tangible fixed assets	2,738	8,726
—Of which in Sweden	1,195	3,794
Additions to capitalized development expenses	3,442	—
Total depreciation on tangible and intangible assets	6,537	7,860
—Of which goodwill	1,064	1,123
—Of which capitalized development expenses	242	—
Orders booked	128,351	201,767
Export from Sweden	86,695	121,277
Exchange rates used in the consolidation
Euro—average rate	9.15	9.26
—closing rate	9.15	9.37
USD—average rate	9.72	10.36
—closing rate	8.78	10.63

1) Adjusted for stock dividend element of stock issue in 2002.

2) Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

3) Ratios reported for 2001 are excluding Phones activities transferred to Sony Ericsson Mobile Communications.

Including those activities the ratios were: Capital turnover 1,5, Accounts receivable turnover 3,4 and Inventory turnover 4,8.

February 3, 2003

Ericsson sales of WCDMA in 2002 corrected to 7%

In our fourth quarter interim report, we indicated that sales of WCDMA equipment and associated network rollout services were 9% of Mobile Systems sales for the full year. This indication was incorrect as it was a comparison that did not include all sales within Mobile Systems. We also misstated the YTD sales for the nine months period in the third quarter interim report. The correct level is 7% of Mobile System sales for the nine-month period as well as for the full year 2002.

Our outlook for 3G sales in 2003 is unaffected. We believe sales of WCDM equipment and associated network rollout services could amount to about 12% of Mobile Systems sales remains.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ LARS JACOBSSON
Lars Jacobsson VP Financial Reporting and Analysis External reporting

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

February 7, 2003